1050 Winter Street Waltham, MA 02451 Phone: +1 781.434.6000 Fax: +1 781.434.6034

December 12, 2008

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Ronald E. Alper

Re:	Lionbridge Technologies, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 7, 2008

Ladies and Gentlemen:

This letter is submitted by Lionbridge Technologies, Inc. (the “Company” or “Lionbridge”) in response to the additional comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) communicated by Mr. Ronald E. Alper of the Staff to Mr. Kenneth J. Gordon of Goodwin Procter LLP, the Company’s outside counsel, requesting that the Company revise the disclosure provided in its responses to Comment No. 4 in the Staff’s letter to Rory J. Cowan dated October 30, 2008 and Comment No. 16 in the Staff’s letter to Rory J. Cowan dated September 26, 2008.

The Company advises the Staff that it would revise the disclosure in the Certain Relationships and Related Transactions section to include the following disclosure:

“The Audit Committee of the Company’s Board of Directors is charged pursuant to its Charter with reviewing, approving and ratifying any related person transaction. The term “related person transaction” refers to any transaction required to be disclosed in the Company’s filings with the SEC pursuant to Item 404 of Regulation S-K (a “Related Person Transaction”). In considering any Related Person Transaction, the Audit Committee considers the facts and circumstances regarding such transaction, including, among other things, the amounts involved (including whether the transaction amount exceeds $120,000), the relationship of the related person (including those persons identified in the instructions to Item 404(a) of Regulation S-K) with the Company and the terms that would be available in a similar transaction with an unaffiliated third-party. The Audit Committee also considers its fiduciary duties, the Company’s obligations under applicable securities law, including disclosure obligations and director independence rules, and other applicable law in evaluating any Related Person

www.lionbridge.com

Division of Corporation Finance

Securities and Exchange Commission

December 12, 2008

Transaction. The Audit Committee reports its determination regarding any Related Person Transaction to the full Board of Directors at the next regularly scheduled meeting of the Board of Directors. No potential Related Person Transactions were brought to the Audit Committee for consideration in 2007.”

For purposes of this letter, the Company has based the above disclosure on the information that was included in its 2008 proxy statement. The Company advises the Staff that, to the extent applicable, the Company will include disclosure substantially similar to the above disclosure in its future filings. The Company further advises the Staff that it expects to propose amendments to its Audit Committee Charter to conform with the policies described above.

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As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

If you should have any questions concerning the enclosed matters, please contact the undersigned at 781-434-6008.

Sincerely,

Margaret A. Shukur
General Counsel
Lionbridge Technologies, Inc.

cc:	Rory J. Cowan, President, Chairman & CEO, Lionbridge Technologies, Inc.

Kenneth J. Gordon, Goodwin Procter LLP

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